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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-28196

     (Check One)

     [X] Form 10-K and Form 10-KSB       [ ] Form 11-K

     [ ] Form 20-F        [ ] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

     For Period Ended: December 31, 2001
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     [ ]  Transition Report on Form 10-K and Form 10-KSB

     [ ]  Transition Report on Form 20-F

     [ ]  Transition Report on Form 11-K

     [ ]  Transition Report on Form 10-Q and Form 10-QSB

     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ------------------------------------------

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I.
                             REGISTRANT INFORMATION

     Full name of registrant: WebLink Wireless, Inc
                             ----------------------

     Former name, if applicable:
                                ---------------------------

     Address of principal executive office (Street and number): 3333 Lee
                                                               -----------------
     Parkway, Suite 100
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     City, state and zip code: Dallas, Texas 75219
                              --------------------


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                                    PART II.
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     WebLink Wireless, Inc. (the "Company") seeks relief pursuant to Rule 12b-25(b) to file a late Form 10-K. The Form 10-K for the period ended December 31, 2001 could not be filed without unreasonable effort or expense and the subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date of March 31, 2002.

     The Company's Form 10-K could not be filed within the prescribed period as a result of a certain activities in process that, upon completion, or, if not completed, will impact the disclosures in the Form 10-K for the period ended December 31, 2001. Due to the significance of these activities, the Company believes it should delay its filing to ensure full and complete disclosures in the annual Form 10-K.



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                                    PART IV.
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Kelly W. Prentiss                      (214) 765-3874
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         (Name)                                 (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             WebLink Wireless, Inc.
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                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 2002               By:    /s/ Kelly W. Prentiss
      ---------------------             ----------------------------------------
                                   Name:  Kelly W. Prentiss
                                   Title: Vice President, Finance and Chief
                                          Financial Officer

     Instruction. The form may be signed by an executive officer of registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant or by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).